                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             -------------


                               FORM 11-K


                             -------------

                             ANNUAL REPORT
                   PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].

         For the fiscal year ended January 31, 1996.

                                                        OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         Commission file number 1-9494

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                      Tiffany & Co.
                                     727 Fifth Avenue
                                   New York, NY 10022
                                     (212) 755-8000

                                    TIFFANY & CO.

               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                                    CONTENTS


                                                                 Page

REPORT OF INDEPENDENT ACCOUNTANTS                                           3

FINANCIAL STATEMENTS:

         Statement of Net Assets Available for Plan Benefits
                  with Fund Information, January 31, 1996                   4

         Statement of Net Assets Available for Plan Benefits
                  with Fund Information, January 31, 1995                   5

         Statement of Changes in Net Assets Available for
                  Plan Benefits with Fund Information
                  for the year ended January 31, 1996                       6

         Notes to Financial Statements                                   7-12

SUPPLEMENTAL SCHEDULES:

         Item 27a Schedule of Assets Held for
                  Investment Purposes as of January 31, 1996               13

         Item 27d (Part I) - Schedule of Reportable
                  Transactions - Individual Transactions by Issue
                  for the year ended January 31, 1996                      14

         Item 27d (Part II) - Schedule of Reportable
                  Transactions - Series of Transactions by Issue
                  for the year ended January 31, 1996                      15

                     REPORT OF INDEPENDENT ACCOUNTANTS

                          --------------------------

To the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") as of January 31, 1996 and 1995 and the related statement of changes in net assets available for plan benefits for the year ended January 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of January 31, 1996 and 1995 and the change in net assets available for plan benefits for the year ended January 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of January 31, 1996 and transactions or series of transactions in excess of five percent of the current value of Plan assets for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                   COOPERS & LYBRAND L.L.P.

                                                   /s/ Coopers & Lybrand L.L.P.

Parsippany, New Jersey
July 26, 1996

Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits with Fund Information


                                          January 31, 1996
                                          ------------------------------------------------------------------------------

                                          Participant Directed

                                                                                  Guaranteed
                                            Balanced      Common      Special     Investment  Tiffany & Co.    Loan
                                           Blend Fund   Stock Fund  Capital Fund Contract Fund Stock Fund      Fund

  Assets
    Investments, at fair value:
       Harris Trust and Savings Bank:
        common and collective trust funds  $1,248,016   $1,592,815     $631,461     $712,140    $   -      $    -
      Tiffany & Co. common stock               -            -            -            -           414,316       -
      Cash and cash equivalents                -            -            -            56,766        5,387       -
                                          ------------ ------------ ------------ ------------ ------------ ------------
  Total investments                         1,248,016    1,592,815      631,461      768,906      419,703       -


  Receivables:
    Employer's contribution                    -            -            -            -            -            -
    Participant contributions                  87,476      106,805       42,440       47,046       21,647       -
    Participant loans                          -            -            -            -            -            47,879
                                          ------------ ------------ ------------ ------------ ------------ ------------
  Total receivables                            87,476      106,805       42,440       47,046       21,647       47,879

  Net assets available for plan benefits   $1,335,492   $1,699,620     $673,901     $815,952     $441,350      $47,879
                                          ------------ ------------ ------------ ------------ ------------ ------------
                                          ------------ ------------ ------------ ------------ ------------ ------------


                                          January 31, 1996
                                          -----------------------------
                                          Non-Participant
                                             Directed

                                             Employee
                                              Stock
                                            Ownership        Total


  Assets
    Investments, at fair value:
       Harris Trust and Savings Bank:
        common and collective trust funds     $        -    $4,184,432
      Tiffany & Co. common stock               2,290,144     2,704,460
      Cash and cash equivalents                    3,673        65,826
                                           -------------- -------------
  Total investments                            2,293,817     6,954,718


  Receivables:
    Employer's contribution                    1,000,045     1,000,045
    Participant contributions                    -             305,414
    Participant loans                            -              47,879
                                           -------------- -------------
  Total receivables                            1,000,045     1,353,338

  Net assets available for plan benefits      $3,293,862    $8,308,056
                                           -------------- -------------
                                           -------------- -------------

The accompanying notes are an integral part of these financial statements.

Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits with Fund Information


                                             January 31, 1995
                                             -------------------------------------------------------------------------

                                             Participant Directed
                                             -------------------------------------------------------------------------
                                                                                          Guaranteed
                                               Balanced       Common        Special       Investment   Tiffany & Co.
                                              Blend Fund    Stock Fund    Capital Fund  Contract Fund   Stock Fund

Assets
   Investments, at fair value:
      Harris Trust and Savings Bank:
         common and collective trust funds       $301,325      $337,021       $149,244       $211,649         -
      Tiffany & Co. common stock                   -             -             -              -             $53,582
      Cash and cash equivalents                    -             -             -              -               2,323
                                             ------------- ------------- -------------- -------------- --------------
            Total investments                     301,325       337,021        149,244        211,649        55,905
                                             ------------- ------------- -------------- -------------- --------------

   Receivables:
      Employer's contribution                      -             -             -              -              -
      Participant contributions                    78,539        82,314         34,443         48,317        14,874
                                             ------------- ------------- -------------- -------------- --------------
            Total receivables                      78,539        82,314         34,443         48,317        14,874
                                             ------------- ------------- -------------- -------------- --------------
Net assets available for plan benefits           $379,864      $419,335       $183,687       $259,966       $70,779
                                             ------------- ------------- -------------- -------------- --------------
                                             ------------- ------------- -------------- -------------- --------------





                                            -----------------------------
                                            Non-Participant
                                               Directed
                                            -----------------------------
                                               Employee
                                                 Stock
                                            Ownership Plan      Total

Assets
   Investments, at fair value:
      Harris Trust and Savings Bank:
         common and collective trust funds   $           -    $  999,239
      Tiffany & Co. common stock                    702,742      756,324
      Cash and cash equivalents                      25,166       27,489
                                            ---------------- ------------
            Total investments                       727,908    1,783,052
                                            ---------------- ------------

   Receivables:
      Employer's contribution                       599,986      599,986
      Participant contributions                          -       258,487
                                            ---------------- ------------
            Total receivables                       599,986      858,473
                                            ---------------- ------------
Net assets available for plan benefits           $1,327,894   $2,641,525
                                            ---------------- ------------
                                            ---------------- ------------


The accompanying notes are an integral part of these financial statements.

Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
Statement of Changes In Net Assets Available for Plan Benefits with Fund Information


                                                         January 31, 1996
                                                         --------------------------------------------------------------------------

                                                         Participant Directed
                                                         --------------------------------------------------------------------------
                                                                                                    Guaranteed
                                                            Balanced       Common       Special     Investment   Tiffany & Co Loan
                                                           Blend Fund    Stock Fund  Capital Fund  Contract Fund  Stock Fund  Fund


Additions
   Net appreciation in fair value of investments              $160,817     $291,240       $79,537           $7   $137,924   $  -
   Interest and dividend income                                  1,792          233           101          147      2,028      -
   Collective fund income earned & retained                     31,797       30,715        10,296       31,019      -          -
   Loan repayments                                                  46          100        -            -             162      (308)
                                                         -------------- ------------ ------------- ------------ ---------- ---------
                                                               194,452      322,288        89,934       31,173    140,114      (308)

Contributions
   Employee                                                    787,862      985,767       409,170      568,257    282,697      -
   Employer                                                    -             -             -            -           -          -
   Intra-fund transfers                                         18,964       31,731        12,549      (20,705)   (42,539)     -
                                                         -------------- ------------ ------------- ------------ ---------- ---------
                                                               806,826    1,017,498       421,719      547,552    240,158      -
                                                         -------------- ------------ ------------- ------------ ---------- ---------
Total additions                                              1,001,278    1,339,786       511,653      578,725    380,272      (308)

Deductions
   Distributions to participants                                22,940       41,777        12,163       13,395      4,864      -
   Administrative expenses                                       4,081        4,718         2,294        2,856      1,755      -
   Loan advances                                                18,629       13,006         6,982        6,488      3,082   (48,187)
                                                         -------------- ------------ ------------- ------------ ---------- ---------
Total deductions                                                45,650       59,501        21,439       22,739      9,701   (48,187)
                                                         -------------- ------------ ------------- ------------ ---------- ---------
Increase in net assets available for plan benefits             955,628    1,280,285       490,214      555,986    370,571    47,879

Net ssets available for plan benefits, beginning of year      379,864      419,335       183,687      259,966     70,779      -
                                                         -------------- ------------ ------------- ------------ ---------- ---------
Net assets available for plan benefits, end of year         $1,335,492   $1,699,620      $673,901     $815,952   $441,350   $47,879
                                                         -------------- ------------ ------------- ------------ ---------- ---------
                                                         -------------- ------------ ------------- ------------ ---------- ---------






                                                         Non-Participant
                                                          Directed
                                                         ---------------
                                                            Employee
                                                              Stock
                                                            Ownership      Total


Additions
   Net appreciation in fair value of investments             $1,055,310   $1,724,835
   Interest and dividend income                                  12,888       17,189
   Collective fund income earned & retained                     -            103,827
   Loan repayments                                              -             -
                                                         --------------- -----------
                                                              1,068,198    1,845,851

Contributions
   Employee                                                     -          3,033,753
   Employer                                                   1,002,275    1,002,275
   Intra-fund transfers                                         -            -
                                                         --------------- -----------
                                                              1,002,275    4,036,028
                                                         --------------- -----------
Total additions                                               2,070,473    5,881,879

Deductions
   Distributions to participants                                 99,304      194,443
   Administrative expenses                                        5,201       20,905
   Loan advances                                                      -
                                                         --------------- -----------
Total deductions                                                104,505      215,348
                                                         --------------- -----------
Increase in net assets available for plan benefits            1,965,968    5,666,531

Net assets available for plan benefits, beginning of year     1,327,894    2,641,525
                                                         --------------- -----------
Net assets available for plan benefits, end of year          $3,293,862   $8,308,056
                                                         --------------- -----------
                                                         --------------- -----------

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                          Notes to Financial Statements
                                  -------------

1.       Description of Plan:

         The following is a description of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan").

         General:

         The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. (the "Company"). The Plan was originally established on February 1, 1988 as the Tiffany & Co. Employee Stock Ownership Plan ("ESOP"). On May 19, 1994, the ESOP was amended to include a cash or deferred savings arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and was renamed the "Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan," effective August 1, 1994.

         The assets of the Plan are maintained and transactions therein are executed by Harris Trust and Savings Bank, the trustee of the Plan ("Trustee"). The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee ("Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Eligibility:

         Employees become participants in the profit sharing (ESOP) feature of the Plan on February 1st following their initial date of employment. Employees become eligible to participate in the 401(k) feature of the Plan after they have completed one year of service. A year of service is determined by reference to the date on which the participant's employment commenced or recommenced and consists of 12 consecutive monthly periods, commencing with such date, during which the employee has attained at least 1,000 hours of service. Persons who are designated executive officers of the Company are not eligible to participate in the profit sharing feature of the Plan.

         Contributions:

         The profit sharing feature of the Plan is non-contributory on the part of the Company's employees and is funded by Company contributions to be invested exclusively in shares of Tiffany & Co. Common Stock. Company contributions, if any, are based upon the achievement of certain targeted earnings objectives established by the Board of Directors in accordance with, and subject to, the terms and limitations of the Plan.

         The 401(k) feature of the Plan is non-contributory on the part of the Company and is funded entirely by employee contributions. Participants may elect to have an amount of between one (1) and fifteen (15) percent of their annual compensation, not to exceed $9,240 in 1995, subject to an annual inflation adjustment, contributed to the 401(k) feature of the Plan as a tax deferred contribution, subject to certain limitations applicable to highly compensated employees.

         Participants may elect to invest their 401(k) contributions in any one or a combination of the following five investment funds managed by the
         Trustee:

                  a) Balanced Blend Fund - Invests in a diversified selection of individual investment funds, including common stock funds, bond funds and other fixed income funds. The underlying investments are traded on national securities exchanges.

                  b) Common Stock Fund - Invests in common or capital stocks of large publicly traded U.S.
                  companies and other types of equity investments.

                  c) Special Capital Fund - Invests in common or capital stocks of smaller publicly traded U.S. companies (i.e., the smallest 25% of U.S. publicly traded companies) and other types of equity investments.

                  d) Guaranteed Investment Contract Fund - Invests in a diversified portfolio primarily comprised of guaranteed investment contracts offered by insurance companies and banks and other short-term debt obligations. The Trustee is the contract holder for all the insurance company and bank guaranteed investment contracts. Under this investment structure, there is no guaranteed return to the Plan.

                  e) Tiffany & Co. Stock Fund - Invests only in Tiffany & Co.
                  Common Stock  purchased by the   Trustee  on  a  national
                  securities  exchange.  This  investment  option  is  not
                  available  to    executive officers of the Company.

         Participant Accounts:

         Each participant's 401(k) account is credited with the participant's contribution, if any, and an allocation of each selected fund's earnings or losses. Allocations are based on participant account balances.

         The Company's contribution for each Plan year under the profit sharing feature of the Plan is allocated to participants' accounts on a per capita basis.

         Vesting:

         All  amounts  contributed  under  the  401(k)  feature  of  the  Plan
         are  immediately  100%  vested  and   nonforfeitable at all times.

         Contributions to participant accounts associated with the profit sharing feature of the Plan become vested and nonforfeitable when the participant has completed two years of service. A participant also becomes vested in his or her profit sharing account upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65. In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit the shares in his or her profit sharing account and such shares will remain in the Plan to be reallocated amongst the remaining participants in the Plan's profit sharing feature.

         Administrative Expenses:

         All administrative expenses incurred in connection with the Plan are paid by the Company. Investment-related expenses are paid by the Plan.

         Participant Withdrawals:

         Participants may borrow from their 401(k) accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their 401(k) account balance. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. Loans are collateralized by the balance in the participant's account and are also subject to certain other conditions as to a reasonable rate of interest and repayment schedules.

         Participants may also obtain a withdrawal, in cash, of all or a portion of the value of their 401(k) account contributions (excluding earnings thereon) and their rollover contributions, if any, on the basis of hardship.

         Payment of Benefits:

         Upon termination of service, participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to whole shares held in the profit sharing feature of the Plan which are distributed in the form of a stock certificate. The balance of the participant's Tiffany & Co. Stock Fund account may also be distributed in the form of a stock certificate for whole shares if the participant so elects.

         Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his/her proportionate share of the Company's contribution to the profit sharing feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

2.       Summary of Significant Accounting Policies:

         Basis of Accounting:

         The Plan's financial statements have been prepared on the accrual basis
         of  accounting  in  conformity  with  generally   accepted   accounting
         principles.

         Investment Valuation:

         Investments in the trust funds are stated at fair value as determined by the Trustee. Investments in Tiffany & Co. common stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year.

         The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

3.       Related Party Transactions:

         Certain Plan investments include mutual funds managed by Harris Trust and Savings Bank. Since Harris Trust and Savings Bank is the trustee as defined by the Plan, these transactions qualify as party-in-interest transactions.

4.       Tax Status:

         The Internal Revenue Service has determined and informed the Company by a letter dated December 28, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Code and, accordingly, are exempt from Federal income taxes.

5.       Concentrations of Credit and Market Risk

         The Plan provides for various investment options in any one or a combination of common and collective trust funds which invest in a variety of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

         The Plan's investment in the Guaranteed Investment Contract Fund may be subject to credit risk. If the underlying insurance companies fail to perform at the expected rate of return under the terms of the contracts with the Trustee, the Plan's asset values could be impaired.

6.       Plan Termination:

         Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

         In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will automatically terminate and the Plan's assets will be liquidated unless the Plan is continued by a successor to the Company.

7.       Reconciliation of Financial Statements to Form 5500:

         The following is a reconciliation of net assets available for plan benefits as reflected in the accompanying financial statements to the Plan's Form 5500:

                                                          January 31,
                                                     1996               1995
                                                     -----------     -----------

         Net assets available for plan benefits
                  per the financial statements      $ 8,308,056      $ 2,641,525

         Amounts allocated to withdrawing
                  participants                        (53,428)          (37,921)
                                                      ---------       ---------

         Net assets available for plan benefits
                  per the Form 5500                 $ 8,254,628      $ 2,603,604
                                                      =============    =========


         The following is a reconciliation of benefits paid to participants as reflected in the accompanying financial statements to the Plan's Form 5500:

                                                                     Year Ended
                                                                January 31, 1996

         Benefits paid to participants per the
                  financial statements                                 $ 194,443

         Less: Amounts allocated to withdrawing
                  participants at January 31, 1995                      (37,921)

         Add:  Amounts allocated to withdrawing
                  participants at January 31, 1996                        53,428
                                                                          ------

         Benefits paid to participants per the
                  Form 5500                                            $ 209,950
                                                                         =======

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to January 31, 1996, but not yet paid as of that date.

Tiffany & Co.
Employee Profit Sharing and Retirement Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes

                           January 31, 1996
                       ------------------------




Principal
Amount, # of
Shares or
Units of
Participation            Description              Cost       Fair Value


                Harris Trust and Savings
                  Bank Common and
                  Collective Trust Funds:

 111,076.423      Balanced Blend Fund          $1,189,549    $1,248,016
  93,105.463      Common Stock Fund             1,315,394     1,592,815
  26,202.108      Special Capital Fund            553,002       631,461
  45,640.601      Guaranteed Investment
                     Contract Fund                712,140       712,140

   7,482.000    Tiffany & Co. Stock Fund          297,682       414,316

  41,357.000    Tiffany & Co. Employee Stock    1,401,685     2,290,144
                     Ownership

                Invested Cash                      65,826        65,826
                                              ------------  ------------

                                               $5,535,278    $6,954,718
                                              ============  ============


Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan Form 5500, Item 27(d) (Part I)
Schedule of Reportable  Transactions - Individual  Transactions by Issue for the year ended January 31, 1996

                                                                                  Fair
                                                                                Value of
                                                                                Asset on
             Description of              Purchase     Selling      Cost of     Transaction      Net
               Asset/Fund                  Price       Price        Asset         Date          Gain

Tiffany & Company New Common Stock        $599,986  $     -         $599,986      $599,986    $  -
Invested Cash                             $201,318       -          $201,318      $201,318       -
Invested Cash                             $235,497       -          $235,497      $235,497       -
Invested Cash                                -        $213,787      $213,787      $213,787       -
Invested Cash                                -        $190,944      $190,944      $190,944       -
Harris Bank Collective Invest. Fund
   Balanced Blend Fund                  $1,012,971       -        $1,012,971    $1,012,971       -
Harris Bank Collective Invest. Fund
   Common Stock Fund                         -        $328,706      $280,064      $328,706      $48,642
Harris Bank Collective Invest. Fund
   Marketable Bond Fund                      -        $479,580      $461,084      $479,580      $18,496



Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan Form 5500, Item 27(d) (Part II)
Schedule of Reportable  Transactions - Series of  Transactions  by Issue for the year ended January 31, 1996



                                                                                                                   Fair
                                                                                                                 Value of
                                                                                                                 Asset on
            Description of           Purchase     # of             Selling    # of            Cost of      Transaction       Net
              Asset/Fund               Price       Transactions     Price     Transactions     Asset          Date           Gain

Invested Cash                         $1,900,572            263                              $1,900,572      $1,900,572       -
                                                                  $1,861,829           103   $1,861,829      $1,861,829       -
Harris Bank Collective Invest. Fund
   Balanced Blend Fund                $1,227,275             23                              $1,227,275      $1,227,275       -
                                                                     $38,634            26      $37,726         $38,634         $908
Harris Bank Collective Invest. Fund
   Common Stock Fund                  $1,300,144             91                              $1,300,144      $1,300,144       -
                                                                    $472,212            61     $404,109        $472,212      $68,103
Harris Bank Collective Invest. Fund
   Marketable Bond Fund                 $366,642             34                                $366,642        $366,642       -
                                                                    $548,947            19     $528,605        $548,947      $20,342
Harris Bank Collective Invest. Fund
   Special Capital Fund                 $482,928             85                                $482,928        $482,928       -
                                                                    $107,101            50      $96,190        $107,101      $10,911
Harris Bank Collective Invest. Fund
   Investment Fund - GIC-Fund           $597,814             49                                $597,814        $597,814       -
                                                                     $97,330            35      $97,028         $97,330         $302

Tiffany & Co. New Common Stock          $928,100             20                                $928,100        $928,100       -
                                                                     $80,674            14      $69,127         $80,674      $11,547

                                                    SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on it behalf by the undersigned hereunto duly authorized.


               Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                                        (Name of Plan)


Date: July 31, 1996                      /s/ Stephen M. Salyk
                                         Stephen M. Salyk
                                         Member of Plan Administrative Committee